AuRico Reports Second Quarter Production Results
Provides Updated Production Guidance for Ocampo

Toronto: July 16, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports the preliminary operational results for the second quarter ended June 30, 2012. All amounts are in U.S. dollars. The Company will host a conference call on Tuesday, July 17, 2012 beginning at 9:00 a.m. Eastern Time.

Second Quarter Production Highlights

Production results from AuRico’s three core assets1 in North America include:

Production of 51,101 gold ounces and 894,414 silver ounces, or 67,411 gold equivalent ounces using the actual gold equivalency ratio of 54.8:1.

Cash costs of $488 per gold equivalent ounce, using the actual gold equivalency ratio of 54.8:1.[2]

Second Quarter and Recent Highlights

Young-Davidson

Since the first gold pour on April 30 until June 30, the mine has produced 11,950 gold ounces. In June, mill availability improved to 95% with metallurgical recoveries better than planned, averaging 88%. Production during the quarter was impacted by the one-month delay in the first gold pour and a 10 day power supply disruption.

Supported with a separate 120,000 tonne high- grade stockpile at grades of approximately 1.65 g/t that is in addition to the over one million tonne stockpile, the mine remains on track to declare commercial production in August and meet 2012 production guidance.

During the quarter, the mine continued to advance productivity towards commercial production. In June both the open pit and mill facility exceeded the targets of 29,750 tpd and 5,100 tpd, respectively, that are required to declare commercial production, as indicated in the table below.

	April 2012	May 2012	June 2012
Open Pit (tpd)	27,137	27,151	32,311
Mill throughput (tpd)	2,670	4,075	6,163
Mill grade (g/t)	0.73	1.05	1.40
Recoveries (%)	60%	82%	88%
Production (gold ounces)	1,170	3,489	7,291
Mill Availability (%)	57%	66%	95%

Mechanical commissioning of the flotation and gravity circuits is complete and are the final components required for commercial production. As a result, it is now anticipated that mill recoveries will improve to targeted rates of approximately 90% in Q3.

(1)	Core assets include the Ocampo, El Chanate and Young-Davidson mines.
(2)	The Young-Davidson mine has not yet declared commercial production, and is therefore excluded from consolidated cash costs from core assets.

Mechanical commissioning of the primary crusher was completed during the quarter with crushing commencing on June 5. The commissioning of the conveyor system and ore bins is nearing completion, which will optimize the introduction of mill feed into the mill circuit and allow site management to test maximum throughput rates and eliminate re- handling costs.

Grades to the mill are expected to increase once commercial production is declared as mill feed will draw on the new higher grade stockpile and as mining operations move to higher grade areas of the open pit. Further increases in mill feed grade are anticipated later in the year as the underground operation commences longhole stoping, which is expected to increase feed grades to the mill to over 2.0 g/t.

Capex for the full year has increased by approximately $40 million from original estimates relating to EPCM construction costs, comprised of $13 million in labour costs and $27 million in materials or scope changes. Virtually all EPCM work has been completed and the contractor has begun demobilizing from the site. The majority of these increases relate to the revised mine plan with capex expected to decrease over the balance of the year.

Ocampo

During the quarter, the Ocampo mine reported production of 21,269 ounces of gold and 894,414 ounces of silver (or 37,579 gold equivalent ounces) at cash costs of $515 per gold equivalent ounce using the realized gold equivalency ratio of 54.8:1 for the quarter.

Production in the quarter was negatively impacted by the unusually high turnover of skilled labour that significantly reduced underground development at the Northeast underground mine. This resulted in an above planned depletion of developed ore inventories. During the quarter, the underground averaged 1,613 tonnes per day at 5.38 g/t, a 30% decrease in tonnage and a 13% improvement in grade over the previous quarter.

As a result of the decreased tonnes mined from the underground, the grade processed at the mill facility decreased as the mill feed was supplemented with lower grade open pit ore. The underground mines need to increase development by approximately 4,000 meters for the balance of the year. It is expected that underground development rates will return developed ore inventories to targeted levels during the first half of 2013. To support the accelerated development plans, the following initiatives have been put into place;

The Company has launched an aggressive recruiting campaign and to date, the Company’s recruitment efforts have filled the majority of the open positions with training programs well underway.

The Company is in the final negotiations of engaging contractors to support the accelerated underground development program.

Accordingly, the Company has revised the 2012 production outlook to 155,000- 170,000 gold equivalent ounces at cash costs of $540- 570 per gold equivalent ounce (using the Company’s long-term gold equivalency ratio of 55:1) primarily due to the additional ore development requirements during the second half of the year.

During the quarter the open pits averaged approximately 102,001 tonnes per day, which was above the targeted rates of 100,000 tonnes per day and consistent with the previous quarter. As the 2012 pre-stripping program is largely complete and related mining equipment has been idled, it is expected that the open pit tonnes mined will decrease over the balance of the year.

The mill facility reported an average of 3,198 tonnes per day, consistent with throughput in previous quarters and with gold and silver recoveries increasing to 97% and 93% respectively.

Stacking at the heap leach facility increased to 10,155 tonnes per day, a 14% increase over the previous quarter.

Construction of the heap leach pad extension has begun and is expected to be completed by mid- 2013.

El Chanate

During the quarter, the El Chanate mine reported production of 17,882 ounces of gold at cash costs of $432 per gold ounce and is on track to meet 2012 guidance.

Late completion of phase 6 leach pads delayed the commencement of leaching and deferred metal ounces produced in the quarter. These areas have since been placed under irrigation and are currently producing in line with expectations.

Additional upgrades, including replacing 8” diameter water distribution pipes with 16” diameter pipes, is expected to be completed in July and will allow the Company to increase the area under leach from the current 67% to over 80% by the end of the year.

Crushing and stacking rates increased to approximately 20,080 tonnes per day with an additional 11,697 tonnes per day of run-of-mine ores.

Corporate Highlights

On July 13, 2012 the Company closed the sale of the El Cubo mine and the Guadalupe y Clavo project to Endeavour Silver Corp. that included a cash payment of $100M, and $100M in equity shares of Endeavour to the Company.

On May 4, 2012, the Company completed the divestment of the Stawell and Fosterville mines located in Australia to Crocodile Gold Corp. for a cash payment of $55M.

On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded four- year credit facility is syndicated with seven lenders and carries an interest rate of LIBOR plus 2.25% to 3.50%.

“While we have met with several challenges during the quarter at our Ocampo mine, we have launched strategic initiatives to address the skilled labour shortage and return developed inventory to optimal levels as quickly as possible,” stated René Marion, Chief Executive Officer. He continued, “Highlighting our quarter, the Young-Davidson mine is ramping up extremely well and during June we exceeded threshold levels required for commercial production at both the open pit and mill facility. With the flotation and gravity circuits commissioned in late June, we fully anticipate that we will declare commercial production in August. The Company reaffirms its operational guidance for 2013 and 2014.”

Conference Call Details

A conference call will be held on Tuesday, July 17, 2012 starting at 9:00 a.m. Eastern Time. Senior management will be on the call.

Conference Call Access:

  Canada & US Toll Free: 1- 888- 231- 8191
  International & Toronto: 1- 647-427-7450

If you are unable to attend the conference call, a replay will be available until midnight July 24 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833 Passcode: #98445552
  North America Toll Free: 1- 855-859-2056 Passcode: #98445552

Operational Results - Core Assets

Three months ended June 30/12	Ocampo	El Chanate	Young- Davidson (4)	Q2 2012	Q2 2011
Gold eq. oz. produced (realized)(1)	37,579	17,882	11,950	67,411	74,439
Gold eq. oz. sold (realized)(1)	33,548	16,504	5,209	55,261	73,998
Total cash costs per gold eq. oz. (realized)(1)(2)	$515	$432	-	$488	$372
Margins per gold eq. oz. (realized)	$1,083	$1,178	-	$1,115	$1,137
Gold eq. oz. produced (55:1)(3)	37,531	17,882	11,950	67,363	65,722
Gold eq. oz. sold (55:1)(3)	33,543	16,504	5,209	55,256	65,419
Total cash costs per gold eq. oz. (55:1)(2)(3)	$515	$432	-	$488	$420
Margins per gold eq. oz. (55:1)	$1,083	$1,178	-	$1,115	$1,089

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)

Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	The Young-Davidson mine has not yet declared commercial production.

Six months ended June 30/12	Ocampo	El Chanate	Young- Davidson (4)	2012	2011
Gold eq. oz. produced (realized)(1)	76,956	36,975	11,950	125,881	124,293
Gold eq. oz. sold (realized)(1)	68,881	35,165	5,209	109,255	124,679
Total cash costs per gold eq. oz. (realized)(1)(2)	$526	$420	-	$490	$376
Margins per gold eq. oz. (realized)	$1,122	$1,250	-	$1,169	$1,087
Gold eq. oz. produced (55:1)(3)	75,841	36,975	11,950	124,766	110,425
Gold eq. oz. sold (55:1)(3)	67,858	35,165	5,209	108,232	110,728
Total cash costs per gold eq. oz. (55:1)(2)(3)	$534	$420	-	$495	$423
Margins per gold eq. oz. (55:1)	$1,114	$1,250	-	$1,164	$1,040

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)

Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	The Young-Davidson mine has not yet declared commercial production.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario that is expected to declare commercial production in early August of 2012. AuRico is currently focused on organic expansion and optimization of the core asset base that will support production growth to upwards of 530,000 gold equivalent ounces in 2014. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term “resources” does not equate to the term “reserves” and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, and capex, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, and the divestiture of the Australian assets as well as the El Cubo and Guadalupe y Calvo assets, the ability of Young-Davidson to commence production in early August and to meet 2012 guidance for Young-Davidson, the ability to meet targeted mill recovery rates and mill feed grades at Young-Davidson, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability to accelerate underground development, the ability to achieve revised production guidance at Ocampo, the ability to complete the heap leach pad expansion at Ocampo by mid-2013, the ability to complete upgrades at El Chanate by the end of the year, and the upgrade of water distribution pipes by the end of July, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statem ents due to the inherent uncertainty therein.

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